RADICA GAMES LIMITED
                         REPORTS 2001 FOURTH QUARTER AND
                                FULL YEAR RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 11, 2002                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today its results for the fourth quarter of 2001 and the full year.

For the fourth quarter of 2001, sales increased by 12.3% to $39.3 million from $35.0 million in the fourth quarter of 2000. The company reported a net loss of $1.0 million or $.06 per share during the quarter compared to a net loss of $2.4 million or $.14 per share in the fourth quarter of 2000. Net loss for the year was $4.4 million or $.25 per share on sales of $98.6 million compared to a 2000 net loss of $18.1 million or $1.03 per share on sales of $106.7 million.

Radica incurred a charge of $1.6 million for restructuring costs during the fourth quarter of 2001. Operating income for the quarter, excluding the non-recurring charge, was $0.9 million compared to an operating loss of $3.1 million in the fourth quarter of 2000.

Full year results included a return to positive EBITDA (earnings before interest, taxes, depreciation and amortization) at a level of $0.1 million for fiscal 2001 compared to a negative EBITDA of $14.2 million in 2000.

Radica's President and CEO, Pat Feely, said, "Considering the difficult market environment of last fall we are pleased with our results for the quarter. The steady improvement we are showing compared to last year indicates that our strategies to engineer a return to profitability are beginning to bear fruit."

"As part of this turnaround strategy we have restructured our operations and organization with the intention of reducing our fixed costs by at least $4 million in 2002. These changes are focused on streamlining our product development and manufacturing groups while improving their effectiveness. This reorganization plan coupled with the sales growth and margin improvement experienced in the fourth quarter are positive indicators for the future," said Feely.

"We were delighted with the strong fourth quarter retail sales of our new Skannerz(TM) line, the Play TV(TM) line, the Girl Tech(R) Password Journal(R), the Gamester(R) Traplight for Game Boy Advance and our handheld Deer Huntin'(TM) and Solitaire products. Retail inventories were very clean after Christmas in each of our major brand segments. As a result we are looking forward to 2002 with real anticipation and particularly to the launch of Microsoft's Xbox(TM) and Nintendo's Game Cube into the European market this spring," Feely added.

Revenues for the year were comprised of 38.5% Radica handheld games, 11.9% Girl Tech, 14.5% Play TV, 10.5% Video Game Accessories ("VGA"), 5.4% Sourcing and 19.2% ODM. This compares to 46.2%, 13.0%, 8.0%, 9.5%, 5.2% and 18.1% for fiscal year 2000. Revenues for the quarter were comprised of 41.1% Radica handheld games, 9.8% Girl Tech, 12.1% Play TV, 13.7% VGA, 6.9% Sourcing and 16.4% ODM compared to 51.9%, 9.6%, 7.6%, 14.6%, 4.5% and 11.8% for the same period in 2000.

Gross margin for the year was 34.4% compared to 22.2% in fiscal year 2000 as a result of improvements to inventory control allowing for less closeout product and continued cost reduction on products. Gross margin for the quarter was 33.5% compared to 32.4% in Q4 of 2000.

Operating expenses for the year excluding restructuring charges were $36.3 million compared to $42.9 million in fiscal year 2000 and $12.3 million in Q4 2001 compared to $14.5 million in Q4 of 2000. The reductions in expenditure were as a result of on going cost cutting programs in several areas including a reduction in use of commissioned sales reps, as well as reduced amortization costs following the completion of the amortization of intangible assets relating to Girl Tech.

During December of 2001 the Board approved a company wide restructuring plan which includes the localization in China of a number of departments which previously operated out of Hong Kong, the closure of the Company's San Francisco R&D office as well as other head count reductions in the US, UK and Hong Kong offices. The Company expects that the restructuring, together with on-going cost reductions will allow the Company to reduce its fixed costs by as much as $4 million in 2002 while improving the effectiveness of the Company's product development and manufacturing operations.

At December 31, 2001 the Company had $25.8 million of cash compared to $23.1 million at December 31, 2000 and net assets of $63.1 million ($3.57 per share). Long-term debt declined by $3.6 million from December 31, 2000 with short-term borrowings also dropping by $2.9 million during the period. Inventories increased to $17.2 million from $14.0 million at December 31, 2000 primarily as a result of in-transit inventory to the United States of video game accessory product and Skannerz for Q1 2002. Receivables were at $17.3 million at December 31, 2001 compared to $25.9 million at December 31, 2000.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                Three months           Twelve months
 except per share data)               ended December 31,      ended December 31,
                                     ---------------------  ----------------------
                                       2001        2000*       2001        2000*
                                     ---------   ---------  ----------  ----------
                                    (unaudited) (unaudited) (unaudited)
REVENUES:
Net sales                            $ 39,253    $ 35,033    $ 98,554   $ 106,696
Cost of sales                         (26,102)    (23,692)    (64,698)    (83,041)
                                     ---------   ---------  ----------  ----------
Gross profit                           13,151      11,341      33,856      23,655
                                     ---------   ---------  ----------  ----------

OPERATING EXPENSES:
Selling, general and administrative
  expenses                             (9,750)    (12,133)    (26,498)    (32,273)
Research and development               (1,547)     (1,028)     (5,775)     (5,210)
Depreciation and amortization            (978)     (1,300)     (4,013)     (5,427)
Restructuring charge                   (1,551)        179      (1,551)     (1,190)
                                     ---------   ---------  ----------  ----------
Total operating expenses              (13,826)    (14,282)    (37,837)    (44,100)
                                     ---------   ---------  ----------  ----------

OPERATING LOSS                           (675)     (2,941)     (3,981)    (20,445)

OTHER INCOME                                6         131          24         781

NET INTEREST INCOME                        18         108         136         664
                                     ---------   ---------  ----------  ----------

LOSS BEFORE INCOME TAXES                 (651)     (2,702)     (3,821)    (19,000)

(PROVISION) CREDIT FOR INCOME TAXES      (374)        287        (553)        901
                                     ---------   ---------  ----------  ----------

NET LOSS                             $ (1,025)   $ (2,415)   $ (4,374)  $ (18,099)
                                     =========   =========  ==========  ==========

BASIC AND DILUTED LOSS PER SHARE     $  (0.06)   $  (0.14)   $  (0.25)  $   (1.03)
                                     =========   =========  ==========  ==========

BASIC AND DILUTED WEIGHTED AVERAGE
SHARE OUTSTANDING                    17,639,163  17,560,128 17,611,886  17,608,167
                                     =========   =========  ==========  ==========

* Restated to conform with 2001 presentation.



COMPUTATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATION ("EBITDA") - (UNAUDITED)

REVENUES:
Net sales                            $ 39,253    $ 35,033    $ 98,554   $ 106,696
Cost of sales                         (26,102)    (23,692)    (64,698)    (83,041)
                                     ---------   ---------  ----------  ----------
Gross profit                           13,151      11,341      33,856      23,655
                                     ---------   ---------  ----------  ----------

OPERATING EXPENSES:
Selling, general and administrative
   expenses                            (9,750)    (12,133)    (26,498)    (32,273)
Research and development               (1,547)     (1,028)     (5,775)     (5,210)
Restructuring charge                   (1,551)        179      (1,551)     (1,190)
                                     ---------   ---------  ----------  ----------
                                      (12,848)    (12,982)    (33,824)    (38,673)

OTHER INCOME                                6         131          24         781

EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND
AMORTIZATION ("EBITDA")                 $ 309    $ (1,510)       $ 56   $ (14,237)
                                     =========   =========  ==========  ==========

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


                          ASSETS
                                                            December 31,   December 31,
                                                           -----------     -----------
(US Dollars in thousands, except share data)                  2001            2000
                                                           -----------     -----------
                                                           (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                    $ 25,810        $ 23,097
Accounts receivable, net of allowances for doubtful
  accounts of $2,207 ($2,073 at Dec. 31, 2000)                 17,290          25,931
Inventories, net of provision of $3,997
  ($5,788 at Dec. 31, 2000)                                    17,179          13,971
Prepaid expenses and other current assets                       2,283           1,574
Income taxes receivable                                           931           4,277
Deferred income taxes                                             168             223
                                                           -----------     -----------

     TOTAL CURRENT ASSETS                                      63,661          69,073
                                                           -----------     -----------

PROPERTY, PLANT AND EQUIPMENT, NET                             16,310          17,975
                                                           -----------     -----------

INTANGIBLE ASSETS, NET                                          9,971          11,353
                                                           -----------     -----------

DEFERRED INCOME TAXES, NONCURRENT                               1,966             993
                                                           -----------     -----------

TOTAL ASSETS                                                 $ 91,908        $ 99,394
                                                           ===========     ===========

           LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                           $ 846         $ 3,780
Accounts payable                                               10,101           8,027
Current portion of long-term debt                               3,648           3,648
Accrued payroll and employee benefits                             943             950
Accrued expenses                                               10,907           9,834
Income taxes payable                                              507             215
Deferred income taxes                                              79              79
                                                           -----------     -----------

     TOTAL CURRENT LIABILITIES                                 27,031          26,533
                                                           -----------     -----------

LONG-TERM DEBT                                                  1,825           5,473
                                                           -----------     -----------

TOTAL LIABILITIES                                              28,856          32,006
                                                           -----------     -----------
SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares
  authorized, 17,646,740 shares outstanding
  (17,564,297 at Dec. 31, 2000)                                   176             176
Additional paid-in capital                                      1,994           1,855
Retained earnings                                              61,012          65,386
Accumulated other comprehensive income                           (130)            (29)
                                                           -----------     -----------

TOTAL SHAREHOLDERS' EQUITY                                     63,052          67,388
                                                           -----------     -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $ 91,908        $ 99,394
                                                           ===========     ===========